# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tejon Ranch Co., CIK 0000096869
CUSIP: 879080109
Title of class of securities: Common Stock, $0.50 par value
Address of issuer's principal executive offices: 4436 Lebec Road, PO Box 1000, Lebec, California (CA), 93243
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002019017-26-000006
Filed by CIK 0002019017

## Reporting persons
- Nitor Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,948,806; sole dispositive power 0; shared dispositive power 1,948,806; aggregate amount beneficially owned 1,948,806 (7.2% of the class)
  Comment: Please see note in Item 4(a)
- David Spier: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,948,806; sole dispositive power 0; shared dispositive power 1,948,806; aggregate amount beneficially owned 1,948,806 (7.2% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Tejon Ranch Co.
Address of issuer's principal executive offices:
4436 Lebec Road, PO Box 1000
Lebec, California 93243

## Item 2. Person Filing
Name of person filing:
Nitor Capital Management, LLC*
David Spier*
Address of principal business office or, if none, residence: 600 Sylvan Avenue, Englewood Cliffs, NJ 07632
Citizenship:
Nitor Capital Management, LLC - New York
David Spier - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Nitor Capital Management LLC - 7.2%*
David Spier - 7.2%*

*The Common Stock (the "Shares") of Tejon Ranch Co. (the "Issuer") reported herein represents Shares that are held by a private investment fund and separately managed accounts (the "Nitor Entities") for which Nitor Capital Management, LLC serves as the investment manager (the "Investment Manager"). David Spier serves as the managing member of the Investment Manager (the "Managing Member," and collectively with the Nitor Entities and the Investment Manager, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Nitor Entities.

The percentages reported herein are calculated based upon a statement in the Issuer's Form 10-Q, filed on August 6, 2026, indicating that there are 27,021,444 Shares issued and outstanding as of August 3, 2026.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein.
Percent of class:
Nitor Capital Management, LLC - 7.2%*
David Spier - 7.2%*
Sole power to vote or to direct the vote:
Nitor Capital Management, LLC - 0
David Spier - 0
Shared power to vote or to direct the vote:
Nitor Capital Management, LLC - 1,948,806*
David Spier - 1,948,806*
Sole power to dispose or to direct the disposition:
Nitor Capital Management, LLC - 0
David Spier - 0
Shared power to dispose or to direct the disposition:
Nitor Capital Management, LLC - 1,948,806*
David Spier - 1,948,806*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT I - JOINT FILING STATEMENT

## Signatures
- Nitor Capital Management, LLC: /s/ David Spier, David Spier, Managing Member (11/04/2026)
- David Spier: /s/ David Spier, David Spier, Individually (11/04/2026)